Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2014

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated August 14, 2014, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 14, 2014	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President
Corporate Controller

The Hague – August 14, 2014

Aegon delivers strong Q2 2014 results

Revenue-generating investments exceed EUR 500 billion for the first time

•	Solid business growth driving higher underlying earnings before tax

•	Underlying earnings up 7% to EUR 514 million, driven by growth, improved operational performance and higher equity markets; partly offset by unfavorable mortality experience and exchange rate movements

•	Fair value items loss of EUR 263 million, mainly due to hedging programs and model updates

•	Net income up 43% to EUR 343 million, resulting mainly from higher realized gains

•	Return on equity increases to 8.8%, or 9.6% excluding capital allocated to run-off businesses

•	Profitable sales growth generated by expanding distribution and product innovation

•	Gross deposits up 3% to EUR 13.0 billion, driven by pensions and variable annuities in US; record net deposits of EUR 6.1 billion

•	Life sales down 2% to EUR 511 million; growth in Asia, US and Spain offset by UK and Netherlands

•	Accident and health and general insurance sales 36% higher to EUR 252 million, driven by US

•	Higher margins drive 9% increase of market consistent value of new business to EUR 221 million

•	Continued strong capital position and cash flows supporting dividend

•	Holding excess capital and solvency ratio both stable at EUR 1.7 billion and 211% respectively

•	Operational free cash flows of EUR 370 million, including market impacts and one-time items of EUR 51 million

•	Interim dividend of EUR 0.11 per share

Statement of Alex Wynaendts, CEO

“We are pleased with the strong results that Aegon has delivered, as we build on the positive momentum achieved in previous quarters.

“We are continuing to offer innovative new products to our customers and expand our distribution – indeed we will soon be extending our successful partnership in Spain with Banco Santander to Portugal. Ever more customers are choosing Aegon, and placing their trust in our products and services to secure their financial future. As a result, our revenue-generating investments now exceed EUR 500 billion for the first time in the company’s history.

“Our strong financial base is underlined by our healthy cash flows and capital position, and we are therefore pleased to announce an interim dividend of 11 eurocents per share.”

Key performance indicators

amounts in EUR millions b)	Notes	Q2 2014	Q1 2014%		Q2 2013%		YTD 2014	YTD 2013%
Underlying earnings before tax	1	514	498	3	481	7	1,012	945	7

Net income		343	392	(12)	240	43	735	464	58

Sales	2	2,066	2,086	(1)	1,975	5	4,152	3,713	12

Market consistent value of new business	3	221	223	(1)	202	9	444	434	2

Return on equity	4	8.8%	8.4%	5	8.0%	10	8.6%	7.6%	13

All comparisons in this release are against the second quarter of 2013, unless stated otherwise.

Media relations	Investor relations
Robin Boon	Willem van den Berg
+31 (0) 70 344 8956	+31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

STRATEGIC HIGHLIGHTS

•	Successful strategic partnership with Banco Santander in Spain extended to Portugal

•	Individual Savings & Retirement and Employer Solutions & Pensions divisions in the United States to be combined into a new division, Investments & Retirement

•	Third annual global Aegon Retirement Readiness Survey raised awareness of the need to prepare for retirement and promoted the Aegon brand

Aegon’s ambition

Aegon continues to pursue its strategic aim to be a leader in all of its chosen markets, supported by four strategic objectives embedded in all Aegon businesses: Optimize portfolio; Deliver operational excellence; Enhance customer loyalty; and Empower employees. These provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and business partners, as well as the most-preferred employer in the sector.

Optimize portfolio

In July, Aegon signed a 25-year agreement to distribute both protection and general insurance products through Banco Santander’s network of branches in Portugal. Banco Santander Totta is one of Portugal’s leading banks with more than 600 branches and over 2 million customers, and this new agreement builds on the successful start of Aegon’s partnership with Banco Santander in Spain in 2013. Under the terms of the agreement, Aegon will acquire a 51% stake in Banco Santander Totta’s insurance activities.

In the Netherlands, Aegon has acquired the remaining 50% stake in the online car insurance broker Onna-Onna, which has over 30,000 customers. The company focuses on female drivers, and in recent years has established a reputation for exceptional customer service. Full ownership of Onna-Onna demonstrates Aegon’s commitment to utilizing innovative technology to improve the customer experience.

Deliver operational excellence

Aegon’s focus on operational excellence is about identifying the most efficient and effective way to use the group’s resources. This often results in cost savings that can either lead to an absolute reduction of expenses or be invested back into the business to improve the customer experience and fuel growth. On other occasions, the result is a new structure that improves cooperation and innovation.

In the United States, Aegon will combine its Individual Savings & Retirement division and its Employer Solutions & Pensions division into one group called Transamerica Investments & Retirement. The new structure will improve the coordination of distribution efforts, and supports Aegon’s strategy to provide products that address customers’ needs at every stage of their financial journey – from buying a house and starting a family, to retirement and elderly care.

Transamerica Retirement Solutions was recently recognized as a “Best in Class” retirement plan provider by plan sponsors in Chatham Partners’ 2013 Client Satisfaction Analysis. Transamerica was ranked as a top retirement plan provider for participant services, participant statements, participant website, voice response system, and helping to fulfill fiduciary responsibilities. Overall, Transamerica Retirement Solutions received 165 “Best in Class” designations.

Enhance customer loyalty

An essential element of Aegon’s strategy is getting closer to its customers by increasing innovation at all levels of the organization. Creating an ever more customer-centric culture will enable Aegon to continue growing by better anticipating and responding to changing markets and customer behaviors.

Aegon released the results of its third annual global Retirement Readiness Survey. This annual survey is based on responses from over 16,000 people in 15 countries – from China and Brazil, to the United Kingdom and United States – about how they view retirement and how they are preparing for it. The results from the 2014 survey not only underlined the clear concerns people have about their retirement, but also that many are not taking the right steps to prepare for the future. The survey attracted considerable media attention across the world helping to raise awareness, and supporting Aegon’s purpose of helping people take responsibility for their financial future.

Transamerica launched the Your Client is Now a Family program, a ‘digital toolkit’ that includes videos, fast facts and eGuides to help financial advisors provide higher-quality advice and stay relevant in the age of instant information and online advice. The site was developed as a means to help advisors develop stronger relationships with customers by understanding the unique needs of each generation of a customer’s family.

Empower employees

Aegon’s ambition is to become the most-preferred employer in its sector. For this reason, Aegon is implementing a range of processes and programs that enable employees to better understand how they are contributing to the company’s strategy and to recognize individual and team efforts that directly support its four strategic objectives.

It is important that Aegon reflects the societies in which it operates, both in terms of understanding customers and attracting and retaining the highest-caliber employees. Aegon has joined Workplace Pride, an international non-profit organization that promotes Lesbian, Gay, Bisexual and Transgender (LGBT) inclusion. The decision has proven popular with employees, and follows the creation of ‘Aegon Proud’, Aegon’s online community that supports LGBT employees.

Financial overview c)

EUR millions	Notes	Q2 2014	Q1 2014%		Q2 2013%		YTD 2014	YTD 2013%
Underlying earnings before tax
Americas		331	302	10	341	(3)	633	648	(2)
The Netherlands		131	129	2	102	29	259	216	20
United Kingdom		32	27	17	24	33	58	45	32
New Markets		62	61	2	49	27	123	109	13
Holding and other		(41)	(21)	(97)	(35)	(19)	(62)	(73)	14

Underlying earnings before tax		514	498	3	481	7	1,012	945	7

Fair value items		(263)	(116)	(126)	(286)	8	(379)	(565)	33
Realized gains / (losses) on investments		198	110	79	81	142	308	193	59
Net impairments		(3)	(8)	59	(57)	95	(11)	(75)	86
Other income / (charges)		(14)	(6)	(132)	27	—	(20)	23	—
Run-off businesses		(1)	14	—	15	—	13	5	188

Income before tax		432	492	(12)	261	66	924	526	76
Income tax		(88)	(100)	12	(21)	—	(189)	(62)	—

Net income		343	392	(12)	240	43	735	464	58

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		343	392	(12)	239	43	735	463	59
Non-controlling interests		—	—	—	1	—	—	1	—

Net underlying earnings		382	370	3	367	4	752	705	7

Commissions and expenses		1,471	1,427	3	1,528	(4)	2,898	2,951	(2)
of which operating expenses	9	810	779	4	829	(2)	1,589	1,619	(2)

New life sales
Life single premiums		1,247	1,062	17	1,652	(25)	2,309	3,143	(27)
Life recurring premiums annualized		386	353	9	355	9	739	705	5

Total recurring plus 1/10 single		511	459	11	520	(2)	970	1,019	(5)

New life sales
Americas	10	125	116	8	124	1	241	234	3
The Netherlands		37	32	16	48	(23)	69	88	(21)
United Kingdom		278	249	11	292	(5)	527	578	(9)
New markets	10	71	62	14	56	26	133	119	11

Total recurring plus 1/10 single		511	459	11	520	(2)	970	1,019	(5)

New premium production accident and health insurance		235	261	(10)	173	36	497	398	25
New premium production general insurance		17	17	(2)	14	20	35	28	24

Gross deposits (on and off balance)
Americas	10	8,524	8,507	—	6,417	33	17,032	13,405	27
The Netherlands		591	486	22	327	81	1,077	731	47
United Kingdom		70	53	32	71	1	124	120	4
New markets	10	3,844	4,428	(13)	5,855	(34)	8,272	8,418	(2)

Total gross deposits		13,029	13,475	(3)	12,670	3	26,504	22,674	17

Net deposits (on and off balance)
Americas	10	3,237	1,978	64	1,185	173	5,215	2,798	86
The Netherlands		271	38	—	85	—	309	(49)	—
United Kingdom		38	28	37	53	(29)	66	93	(30)
New markets	10	2,687	(2,927)	—	2,233	20	(240)	2,378	—

Total net deposits excluding run-off businesses		6,233	(883)	—	3,556	75	5,350	5,220	2
Run-off businesses		(163)	(619)	74	(644)	75	(782)	(1,717)	54

Total net deposits / (outflows)		6,070	(1,502)	—	2,912	108	4,568	3,503	30

Revenue-generating investments

	Jun. 30,	Mar. 31,		Dec. 31,
	2014	2014	%	2013	%
Revenue-generating investments (total)	503,413	481,624	5	475,285	6

Investments general account	142,278	138,567	3	135,409	5
Investments for account of policyholders	174,590	167,903	4	165,032	6
Off balance sheet investments third parties	186,545	175,154	7	174,843	7

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

Aegon’s underlying earnings before tax in the second quarter of 2014 increased 7% compared to the second quarter of 2013 to EUR 514 million. The main drivers of the increase were strong net deposits in previous periods and higher equity markets in the Americas (EUR 24 million), higher margins and investment income in the Netherlands (EUR 31 million) and improved persistency in the United Kingdom (EUR 12 million). These more than offset unfavorable mortality in the Americas (EUR 15 million) and the impact of unfavorable currency exchange rates (EUR 15 million).

Underlying earnings from the Americas declined 3% compared to the second quarter of 2013 to EUR 331 million. In US dollar, underlying earnings increased 2%. Higher earnings from growth in variable annuity, mutual fund and pension balances, resulting from both financial markets and net inflows, more than offset unfavorable mortality and lower earnings from fixed annuities. Compared to the previous year, the unfavorable mortality result in the second quarter was largely attributable to lower reinsurance recoveries. Aegon expects to update its mortality assumptions in the United States as part of the annual assumption review during the third quarter. This includes supplementing the company’s own emerging mortality experience with the results of recent old-age industry studies, which is expected to result in more conservative mortality assumptions.

In the Netherlands, underlying earnings increased 29% to EUR 131 million. This was mainly driven by improved earnings from Non-life, higher investment income and improved margins on savings.

Underlying earnings from Aegon’s operations in the United Kingdom were up 33% to EUR 32 million in the second quarter of 2014, which was mainly the result of improved persistency. Aegon expects technology expenses to increase in the second half of 2014, compared to the first half, as most of the key projects that are being undertaken reach implementation stage.

Underlying earnings from New Markets increased 27% to EUR 62 million, primarily driven by higher earnings from Central & Eastern Europe and Asia.

Total holding costs increased 19% to EUR 41 million. This was primarily the result of higher net interest costs following a debt issuance and the reclassification of a perpetual security to short-term debt from the date the call became irrevocable to the actual call date on June 15, 2014.

Net income

Net income increased to EUR 343 million due to growth of underlying earnings, higher realized gains on investments and lower impairments.

Fair value items

The results from fair value items amounted to a loss of EUR 263 million. The loss was mainly driven by the hedging programs in the United States, and model updates in the Netherlands. Aegon will implement further model updates in the third quarter of 2014.

Realized gains on investments

Realized gains on investments increased to EUR 198 million, and were primarily related to de-risking in the United Kingdom, gains on the sale of private equity investments in the Netherlands and the receipt of capital distributions on a previously impaired equity investment in the Americas.

Net impairment charges

Impairments improved to EUR 3 million and were mainly related to the foreign currency residential mortgage portfolio in Hungary due to legislation changes. The Hungarian government has indicated that it will introduce further legislation to reduce foreign currency mortgage debt, which could result in additional impairments. The improved level of impairments compared to last year was the result of the favorable credit environment in the United States, where impairments remained low and were more than offset by recoveries.

Other charges

Other charges amounted to EUR 14 million and were primarily related to restructuring costs in the United Kingdom and a fine related to past sales practices of accident insurance products.

Run-off businesses

The results of run-off businesses amounted to a loss of EUR 1 million as earnings in the second quarter were impacted by higher reinsurance claims.

Income tax

Income tax amounted to EUR 88 million in the second quarter. The effective tax rate on underlying earnings was 26%. The effective tax rate on income before tax was 20%, driven by tax exempt income in the United States and in the Netherlands.

Return on equity

Return on equity increased to 8.8% for the second quarter of 2014, driven by higher net underlying earnings and lower interest expenses resulting from deleveraging. Return on equity for Aegon’s ongoing businesses, excluding equity allocated to Aegon’s run-off businesses, amounted to 9.6% over the same period.

Operating expenses

In the second quarter, operating expenses declined 2% to EUR 810 million, mainly as a result of lower restructuring expenses and favorable currency effects.

Sales

In the second quarter of 2014, Aegon’s total sales were up 5% to EUR 2.1 billion. Gross deposits increased 3%, as higher gross deposits in the variable annuity and retirement business in the United States more than offset lower deposits at Aegon Asset Management. Net deposits, excluding run-off businesses, were up 75% to EUR 6.2 billion, mainly resulting from a particularly strong quarter for the retirement business in the United States.

New premium production for accident and health insurance increased 36% to EUR 235 million, mainly due to several portfolio acquisitions, which were the result of new distribution agreements in the United States.

New life sales declined 2%, as higher sales of universal life products in the United States were more than offset by adverse currency movements and lower pension production in both the Netherlands and the United Kingdom. For the latter the second quarter of 2013 was a particularly strong quarter due to the introduction of the Retail Distribution Review.

Market consistent value of new business

The market consistent value of new business amounted to EUR 221 million, 9% higher than in the second quarter of 2013. Strong sales growth and higher interest rates in the United States and the growth of Dutch mortgage production were partly offset by the effect of re-pricing of the variable annuity product offering.

Revenue-generating investments

Revenue-generating investments increased 5% during the second quarter of 2014 to EUR 503 billion, driven by net inflows and positive market movements, crossing the half trillion euro mark for the first time in the company’s history.

Capital management

Shareholders’ equity increased EUR 1.2 billion compared to the end of the first quarter of 2014 to EUR 20.3 billion at June 30, 2014. This was mainly driven by the effect of lower interest rates, resulting in higher revaluation reserves. The revaluation reserves increased by EUR 1.1 billion to EUR 5.4 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 15.9 billion - or EUR 7.53 per common share at the end of the second quarter.

The gross leverage ratio further improved to 31.2% in the second quarter, driven by debt refinancing and higher shareholders’ equity. Excess capital in the holding remained stable at EUR 1.7 billion, as dividends paid to the holding were offset by the payment of the final dividend for 2013, debt refinancing, which reduced outstanding debt by EUR 80 million, interest payments and operating expenses.

On June 30, 2014, Aegon’s Insurance Group Directive (IGD) ratio amounted to 211%, stable compared to the end of the first quarter. Earnings generated in the quarter and the benefit from a new redundant reserves financing solution in the United States, were offset by the payment of the final dividend for 2013 and the impact of declining interest rates. The capital in excess of the S&P AA threshold in the United States remained stable at USD 0.8 billion, as dividends paid to the holding were offset by earnings generated in the second quarter of 2014 and a new redundant reserves financing solution. The IGD ratio in the Netherlands, excluding Aegon Bank, remained stable at ~240%, as earnings generated in the second quarter were offset by the negative impact of model updates. The Pillar I ratio in the United Kingdom, including the with-profit fund, declined from ~150% to ~145%, as the negative impact of de-risking and business transformation costs more than offset earnings generated during the quarter.

Effective as of June 15, 2014, Aegon redeemed perpetual capital securities with a coupon of 7.25% issued in 2007 and a principal amount of USD 1,050 million, equal to approximately EUR 780 million. This transaction was largely financed by the issuance of EUR 700 million subordinated notes with a coupon of 4% on April 25.

As a result of the call and the new issuance, Aegon’s fixed charge cover is expected to increase approximately 0.7 times on an annualized basis, which supports reaching Aegon’s fixed charge cover target of 6 to 8 times by the end of 2014. Although underlying earnings before tax will be negatively impacted by EUR 28 million on an annualized basis, total interest expenses will be approximately EUR 27 million lower as a result of these capital management transactions. The interest cost on the newly issued notes is accounted for in underlying earnings while the interest on the perpetual capital securities was recorded directly in equity.

Operational free cash flows

Operational free cash flows were EUR 370 million in the second quarter of 2014. Excluding one-time items of EUR 76 million and market impacts of EUR (25) million, operational free cash flows amounted to EUR 319 million. The one-time items were primarily related to the benefit from the new redundant reserves financing solution in the United States of approximately EUR 220 million, which more than offset model updates in the Netherlands and the impact of de-risking in the United Kingdom. The market impacts during the second quarter were mainly the result of lower interest rates, and were partly offset by the positive impact of narrowing credit spreads.

Interim dividend

The 2014 interim dividend amounts to EUR 0.11 per common share. The interim dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. Aegon will neutralize the dilutive effect of the stock dividend on earnings per share.

Aegon’s shares will be quoted ex-dividend on August 21, 2014. The record date is August 25, 2014. The election period for shareholders will run from August 27 up to and including September 12, 2014. The stock fraction will be based on the average share price on Euronext Amsterdam from September 8 through September 12, 2014. The stock dividend ratio will be announced on September 17, 2014 and the dividend will be payable as of September 19, 2014.

Financial overview, Q2 2014 geographically c)

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	128	78	26	19	—	251
Individual savings and retirement products	134	—	—	—	—	135
Pensions	67	45	5	3	—	120
Non-life	—	3	—	9	—	12
Distribution	—	3	—	—	—	3
Asset Management	—	—	—	25	—	25
Other	—	—	—	—	(41)	(41)
Share in underlying earnings before tax of associates	1	1	1	6	—	9

Underlying earnings before tax	331	131	32	62	(41)	514

Fair value items	(118)	(132)	(13)	1	—	(263)
Realized gains / (losses) on investments	51	47	97	2	—	198
Net impairments	15	(3)	—	(15)	—	(3)
Other income / (charges)	(11)	(5)	2	1	(1)	(14)
Run-off businesses	(1)	—	—	—	—	(1)

Income before tax	268	39	117	51	(43)	432
Income tax	(51)	(7)	(27)	(16)	13	(88)

Net income	216	32	90	35	(29)	343

Net underlying earnings	232	101	33	44	(28)	382

Employee numbers

	Jun. 30, 2014	Dec. 31, 2013
Employees	27,730	26,891
of which agents	5,244	4,753
of which Aegon’s share of employees in joint ventures and associates	1,482	1,462

AMERICAS

•	Underlying earnings before tax increase 2% to USD 454 million

•	Net income up 52% to USD 296 million due to lower accounting losses from equity hedges and lower impairments

•	Sales of life insurance up 6% to USD 172 million, driven by higher universal life sales

•	Gross deposits up 40% to USD 11.7 billion reflecting strong growth in pensions and variable annuities; net deposits, excluding run-off, nearly tripling to USD 4.4 billion

Underlying earnings before tax

Underlying earnings from the Americas in the second quarter of 2014 increased 2% to USD 454 million. Higher earnings from growth in the variable annuity, mutual fund and pension balances, driven by both markets and net inflows, were partly offset by unfavorable mortality at Life & Protection and lower fixed annuity earnings.

•	Life & Protection earnings declined 10% to USD 168 million. This was primarily driven by unfavorable mortality experience of USD 20 million.

•	Earnings from Individual Savings & Retirement were up 12% to USD 184 million. Variable annuity earnings increased 26% to USD 120 million, driven by higher fee income from higher account balances. Fixed annuity earnings declined to USD 52 million. This was caused by the impact of continued portfolio reduction, which accelerated during the second quarter due to a further reduction in crediting rates. Earnings from retail mutual funds increased to USD 11 million, due to higher account balances.

•	Employer Solutions & Pensions earnings increased 4% to USD 92 million. This was primarily the result of the growth of account balances, which was partially offset by margin pressure.

•	Earnings from Canada increased to USD 10 million, while earnings from Latin America amounted to nil in the quarter.

Net income

Net income from Aegon’s businesses in the Americas was up 52% to USD 296 million in the second quarter. Lower losses from fair value items, higher realized gains on investments and lower impairments more than offset a reduction in contributions from the run-off businesses.

Results from fair value items amounted to a loss of USD 162 million. The loss on fair value hedges without an accounting match under IFRS, which is primarily related to the macro hedge on the GMIB variable annuities block, was USD 111 million. This was higher than the expected quarterly loss, driven by higher equity market returns and higher than expected hedge costs, including basis risk losses. Fair value hedges with an accounting match, which include the hedges on Aegon’s GMWB variable annuities, contributed a loss of USD 66 million. This was driven by a decline in the credit spread used to calculate Aegon’s liabilities, equity over-performance and lower interest rates. Fair value investments contributed USD 13 million, mainly driven by spread tightening on credit derivatives.

Gains on investments of USD 70 million were primarily related to gains from the receipt of capital distributions on a previously impaired equity investment, as well as normal bond trading activities. Gross impairments remained low and were more than offset by recoveries on investments wrapped by a monoline insurer, resulting in a net positive USD 21 million for the quarter.

The results of run-off businesses amounted to a loss of USD 1 million. The decline compared to the second quarter of 2013 was driven by higher reinsurance claims.

Return on capital

In the second quarter of 2014, the return on average capital invested in Aegon’s business in the Americas, excluding revaluation reserves and defined benefit plan remeasurements, increased to 7.1%, driven by higher net underlying earnings. Excluding the capital allocated to the run-off businesses, return on capital amounted to 8.1%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 1% to USD 471 million, mainly driven by growth of the business.

Sales

New life sales were up 6% to USD 172 million, driven by higher universal life sales. The redesigned secondary guarantee universal life product, which was introduced in the first quarter of 2013, started to gain traction in the first half of 2014. In addition, higher indexed universal life sales contributed to overall sales growth as well. New premium production for accident and health insurance increased 49% to USD 309 million. This was mainly the result of several portfolio acquisitions, arising from new distribution agreements. Excluding these acquisitions, sales were 7% higher than in the second quarter of 2013, driven by higher supplemental health sales for both group and individual coverage as a result of the Affordable Care Act.

Gross deposits increased 40% to USD 11.7 billion. Gross deposits in pensions were up 72% to USD 8.1 billion, driven by larger than normal plan takeovers and the continued focus on retirement readiness by growing customer participation and contributions, partly through expanded use of auto-enrollment and auto-escalation. Individual Retirement Accounts deposits amounted to USD 193 million, increasing 43% compared to the second quarter of 2013. Gross deposits in variable annuities of USD 2.5 billion were up 10% compared to the second quarter of 2013. This was mainly the result of both the ongoing focus on key distribution partners and expanding Aegon’s distribution through alternative channels, together with product enhancements. Gross deposits in mutual funds declined 22% to USD 1.0 billion, due to a lower market demand for fixed income investment funds.

Net deposits, excluding run-off businesses, nearly tripled to USD 4.4 billion in the second quarter. This was mainly driven by a strong increase in pension net deposits to USD 3.8 billion, which was the result of larger than normal contract wins and stable withdrawal rates. Net deposits in variable annuities and mutual funds were stable at USD 1.3 billion and USD 0.1 billion, respectively. Fixed annuities experienced net outflows of USD 0.8 billion due to the overall portfolio reduction as part of a strategic repositioning of the business.

Market consistent value of new business

The market consistent value of new business increased 23% to USD 184 million in the second quarter of 2014, resulting from strong improvements in variable annuities and life products. The former benefited from higher sales volumes as well as increased margins, partially driven by higher interest rates, which more than offset product re-pricing. The improvement in life insurance is primarily the result of higher sales, a more favorable product mix and the impact of implementing a new reserve financing solution.

Revenue-generating investments

Revenue-generating investments increased 3% to USD 384 billion during the second quarter. Investments for account of policyholders and off balance sheet investments for third parties were up by 4%, driven by net deposits as well as positive market movements. General account assets were stable during the quarter, as the impact from the decline in interest rates offset outflows from the run-off businesses and fixed annuities.

Americas c)

USD millions	Notes	Q2 2014	Q1 2014%		Q2 2013%		YTD 2014	YTD 2013%
Underlying earnings before tax by line of business
Life and protection		168	141	19	188	(10)	309	354	(12)
Fixed annuities		52	58	(10)	60	(15)	110	116	(6)
Variable annuities		120	108	11	96	26	229	190	21
Retail mutual funds		11	12	(2)	7	53	23	12	83

Individual savings and retirement products		184	178	3	163	12	361	318	13
Employer solutions & pensions		92	89	4	89	4	181	171	6
Canada		10	4	113	4	152	14	4	—
Latin America		—	2	—	1	—	2	3	(41)

Underlying earnings before tax		454	414	10	445	2	868	850	2

Fair value items		(162)	(67)	(142)	(213)	24	(229)	(509)	55
Realized gains / (losses) on investments		70	12	—	41	76	82	100	(17)
Net impairments		21	5	—	(41)	—	25	(41)	—
Other income / (charges)		(15)	4	—	(2)	—	(11)	(8)	(44)
Run- off businesses		(1)	19	—	19	—	18	6	—

Income before tax		367	387	(5)	249	47	754	398	89
Income tax		(71)	(86)	18	(55)	(29)	(157)	(57)	(176)

Net income		296	300	(1)	194	52	597	341	75

Net underlying earnings		318	290	10	320	(1)	608	610	—

Commissions and expenses		1,145	1,110	3	1,136	1	2,255	2,203	2
of which operating expenses		471	453	4	469	1	925	942	(2)

New life sales	10
Life single premiums		80	66	21	20	—	146	64	129
Life recurring premiums annualized		164	152	8	160	3	316	301	5

Total recurring plus 1/10 single		172	158	9	162	6	330	307	8

Life & protection		144	134	7	133	8	277	252	10
Canada		18	16	9	17	6	34	33	5
Latin America		10	8	27	12	(10)	18	22	(15)
Total recurring plus 1/10 single		172	158	9	162	6	330	307	8
New premium production accident and health insurance		309	338	(9)	207	49	647	471	37

Gross deposits (on and off balance) by line of business	10
Life & protection		2	2	(18)	1	51	4	3	34
Fixed annuities		87	71	22	136	(36)	159	325	(51)
Variable annuities		2,475	2,038	21	2,251	10	4,513	3,873	17
Retail mutual funds		953	1,210	(21)	1,224	(22)	2,163	2,411	(10)

Individual savings & retirement products		3,515	3,320	6	3,611	(3)	6,834	6,609	3
Employer solutions & pensions		8,141	8,288	(2)	4,725	72	16,429	10,893	51
Canada		27	36	(26)	30	(12)	63	77	(18)
Latin America		4	5	(8)	5	(6)	9	11	(12)

Total gross deposits		11,689	11,651	—	8,372	40	23,340	17,593	33

Net deposits (on and off balance) by line of business	10
Life & protection		(9)	(10)	5	(12)	21	(19)	(22)	10
Fixed annuities		(753)	(686)	(10)	(608)	(24)	(1,439)	(1,161)	(24)
Variable annuities		1,349	982	37	1,304	3	2,331	2,003	16
Retail mutual funds		131	226	(42)	150	(12)	357	393	(9)

Individual savings & retirement products		727	522	39	846	(14)	1,249	1,235	1
Employer solutions & pensions		3,792	2,284	66	803	—	6,076	2,644	130
Canada		(75)	(90)	16	(96)	21	(165)	(190)	13
Latin America		3	3	(14)	3	(27)	6	6	(8)

Total net deposits excluding run-off businesses		4,437	2,709	64	1,544	187	7,147	3,673	95
Run-off businesses		(224)	(848)	74	(838)	73	(1,072)	(2,254)	52

Total net deposits / (outflows)		4,213	1,862	126	706	—	6,075	1,419	—

Revenue-generating investments

	Jun. 30, 2014	Mar. 31, 2014%		Dec. 31, 2013%
Revenue-generating investments (total)	384,172	371,958	3	363,262	6

Investments general account	106,717	106,391	—	104,425	2
Investments for account of policyholders	109,867	105,760	4	103,659	6
Off balance sheet investments third parties	167,588	159,808	5	155,179	8

THE NETHERLANDS

•	Underlying earnings before tax up 29% to EUR 131 million, resulting from improved Non-life earnings, higher investment income and improved margins on savings

•	Net income declines to EUR 32 million, due to a higher loss from fair value items

•	New life sales decline to EUR 37 million due to lower production in pensions

Underlying earnings before tax

Underlying earnings from Aegon’s operations in the Netherlands increased 29% to EUR 131 million. This was mainly driven by improved earnings from Non-life, higher investment income and improved margins on savings.

•	Earnings from Aegon’s Life & Savings operations in the Netherlands were up 30% to EUR 78 million. This was the result of higher investment income and improved margins on savings.

•	Earnings from the Pensions business declined to EUR 45 million, mainly driven by a morbidity claim of EUR 3 million.

•	Non-life earnings amounted to EUR 3 million. Management actions taken to improve the profitability of the disability segment showed positive results. This was partly offset by the negative impact of a number of large claims in the general insurance business. In order to further improve the profitability of the Non-life business, Aegon has terminated several proxy relationships and increased premiums, together with continuing to simplify products and improve its claims monitoring.

•	Earnings from the distribution businesses amounted to EUR 3 million. The decrease compared to the second quarter of 2013 was mainly driven by lower margins, as a result of the competitive market environment.

Net income

Net income from Aegon’s businesses in the Netherlands declined to EUR 32 million. Results on fair value items amounted to a loss of EUR 132 million, which was primarily the result of model updates of EUR 78 million and fair value movements on interest rate hedges. Realized gains on investments totaled EUR 47 million and were mainly the result of the sale of private equity investments. Impairments strongly improved as mortgage arrears started to decline, and amounted to EUR 3 million.

Return on capital

The return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, invested in Aegon’s businesses in the Netherlands increased to 13.5%, driven by higher net underlying earnings. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 8% to EUR 194 million. Realized cost savings were more than offset by a reclassification of expenses and higher investments in new ventures, due to seasonally higher expenses.

Sales

New life sales amounted to EUR 37 million in the second quarter. Individual life sales declined 12% to EUR 10 million, driven by the ongoing shift to banksparen products. Pension sales amounted to EUR 28 million, down 27% from the second quarter of 2013, due to the smaller average size of buyout deals closed this quarter.

Production of mortgages in the second quarter of 2014 increased to EUR 1.4 billion, of which EUR 0.3 billion was related to demand for the recently launched Dutch mortgage fund from third party investors. Premium production for accident and health decreased to EUR 2 million, resulting from a focus on profitability. General insurance production remained stable and amounted to EUR 6 million.

Gross deposits in Life & Savings increased 70% to EUR 556 million. This was mainly the result of the strong performance of Knab, Aegon’s online bank in the Netherlands, following its repositioning. Knab accounted for EUR 214 million of gross deposits in the second quarter, up from EUR 28 million in the second quarter of 2013 and doubling compared with the previous quarter. PPI deposits strongly increased to EUR 18 million, driven by Aegon’s attractive product offering.

Market consistent value of new business

The market consistent value of new business in the Netherlands increased 43% to EUR 60 million, primarily driven by a higher contribution from mortgages as production increased.

Revenue-generating investments

Revenue-generating investments amounted to EUR 77 billion, up 3% compared with the previous quarter due to net inflows and positive market impacts.

The Netherlands c)

EUR millions	Notes	Q2 2014	Q1 2014%		Q2 2013%		YTD 2014	YTD 2013%
Underlying earnings before tax by line of business
Life and Savings		78	73	7	60	30	152	129	17
Pensions		45	50	(10)	46	(1)	96	86	12
Non-life		3	1	—	(10)	—	4	(11)	—
Distribution		3	4	(16)	4	(6)	7	10	(25)
Share in underlying earnings before tax of associates		1	—	—	2	(58)	1	2	(58)

Underlying earnings before tax		131	129	2	102	29	259	216	20

Fair value items		(132)	(36)	—	(36)	—	(167)	(109)	(53)
Realized gains / (losses) on investments		47	84	(43)	23	103	131	86	51
Net impairments		(3)	(2)	(69)	(14)	81	(4)	(22)	81
Other income / (charges)		(5)	(3)	(53)	(27)	82	(8)	(27)	70

Income before tax		39	172	(77)	48	(20)	211	144	46
Income tax		(7)	(29)	76	(6)	(11)	(35)	(21)	(68)

Net income		32	143	(78)	42	(25)	175	123	42

Net underlying earnings		101	100	1	82	26	202	169	20

Commissions and expenses		264	254	4	253	5	518	502	3
of which operating expenses		194	185	5	181	8	380	360	6

New life sales
Life single premiums		316	260	22	389	(19)	576	735	(22)
Life recurring premiums annualized		6	6	(6)	10	(42)	12	15	(19)

Total recurring plus 1/10 single		37	32	16	48	(23)	69	88	(21)

Life and Savings		10	12	(18)	10	(12)	21	24	(11)
Pensions		28	20	36	38	(27)	48	64	(25)

Total recurring plus 1/10 single		37	32	16	48	(23)	69	88	(21)

New premium production accident and health insurance		2	4	(44)	4	(50)	7	17	(62)
New premium production general insurance		6	8	(18)	6	3	14	14	(1)

Gross deposits (on and off balance) by line of business
Life and Savings		556	486	14	327	70	1,042	731	43
Pensions		35	—	—	—	—	35	—	—

Total gross deposits		591	486	22	327	81	1,077	731	47

Net deposits (on and off balance) by line of business
Life and Savings		237	38	—	85	177	275	(49)	—
Pensions		35	—	—	—	—	35	—	—

Total net deposits / (outflows)		271	38	—	85	—	309	(49)	—

Revenue-generating investments

	Jun. 30, 2014	Mar. 31, 2014%		Dec. 31, 2013%
Revenue-generating investments (total)	76,730	74,182	3	71,993	7

Investments general account	48,389	46,652	4	45,354	7
Investments for account of policyholders	27,422	26,555	3	25,646	7
Off balance sheet investments third parties	920	974	(6)	994	(7)

UNITED KINGDOM

•	Underlying earnings before tax up 28% to GBP 26 million due to improved persistency

•	Fast growing platform; assets reach GBP 1.9 billion, inflows amount to GBP 0.4 billion

•	New non-advised direct-to-consumer platform, Retiready, well received by consumers

•	Adding 49,000 new customers in the second quarter

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom in the second quarter increased to GBP 26 million, higher than any quarter in 2013, driven mainly by improved persistency.

•	Earnings from Life declined to GBP 21 million, mainly driven by lower investment income due to selective de-risking of the investment portfolio.

•	Earnings from Pensions increased to GBP 4 million as earnings benefited mainly from an improvement in persistency. Expenses of GBP 1 million mainly related to developing and launching Retiready partly offset these benefits. Aegon expects technology expenses to increase in the second half of 2014, compared to the first half, as most of the projects that are being undertaken reach implementation stage. These projects are intended to meet the needs of Aegon’s customers through investments in retirement solutions and enhancements to the workplace savings platform.

•	Fee revenues amounted to GBP 114 million. The contribution from the new platform was small, but is growing rapidly.

Net income

Net income improved significantly to GBP 73 million, driven by higher realized gains, resulting from selective de-risking. Other charges included business transformation costs of GBP 9 million in the second quarter of 2014. The business transformation is expected to continue until the end of 2014.

Customers

During the second quarter of 2014 Aegon gained approximately 49,000 new customers. Through auto-enrollment, approximately 600 new schemes were added in the second quarter. Around two-thirds of Aegon’s existing schemes, in terms of assets under management, have implemented the auto-enrollment requirements so far in 2014, with the remainder to follow in the second half of the year.

Sales

The gross and net inflow on Aegon’s platform remained stable at GBP 0.4 billion, while total assets on the platform grew to GBP 1.9 billion at the end of second quarter of 2014. The average policy size on the platform is approximately GBP 55,000, more than double the amount for the traditional book of pensions and bonds.

Growth of platform assets is expected to accelerate in the second half of 2014, primarily driven by the launch of Retiready, the new digital service for the non-advised client group launched on April 30, and the upgrade of existing customers to the platform. Aegon started to offer this opportunity to its customers in the first half of 2014, and expects significant flows to emerge in the remainder of 2014 and beyond.

Regulation

In the first quarter, the Department for Work and Pensions (DWP) announced charge caps for auto-enrollment business, which are expected to come into effect as of April 1, 2015. Aegon currently estimates the impact of the DWP requirements on underlying earnings to be between GBP 20 to 25 million on an annual basis. On a cash flow basis, Aegon estimates that the impact will be significantly lower due to the abolishment of commissions.

Return on capital

The return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, invested in Aegon’s businesses in the United Kingdom declined to 4.2% in the second quarter of 2014. The increase in net underlying earnings was offset by a higher capital base, which was the result of capital injections in the second half of 2013. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses declined 20% to GBP 77 million, mainly as a result of lower expenses related to investments in technology and business transformation costs. These expenses declined from GBP 27 million in the second quarter of 2013 to GBP 10 million in the second quarter of 2014. Aegon expects that these expenses will increase in the second half of 2014 compared to the first half of the year.

Market consistent value of new business

The market consistent value of new business in the UK declined to a loss of GBP 1 million. This was driven by lower margins arising from auto-enrollment, which had a negative impact of GBP 6 million, and lower margins and volumes on annuities.

Revenue-generating investments

Revenue-generating investments increased 1% to GBP 58 billion during the second quarter, driven by positive market effects.

United Kingdom c)

GBP millions	Notes	Q2 2014	Q1 2014%		Q2 2013%		YTD 2014	YTD 2013%
Underlying earnings before tax by line of business
Life		21	18	20	23	(9)	39	41	(5)
Pensions		4	5	(3)	(3)	—	9	(1)	—
Distribution		—	—	—	—	—	—	(2)	—

Underlying earnings before tax		26	22	15	20	28	48	38	27

Fair value items		(11)	(2)	—	(1)	—	(13)	(3)	—
Realized gains / (losses) on investments		80	13	—	23	—	93	24	—
Net impairments		—	—	—	(13)	98	—	(13)	98
Other income / (charges)	5	1	(3)	—	(43)	—	(2)	(39)	96

Income before tax		96	30	—	(14)	—	126	7	—
Income tax attributable to policyholder return		(11)	(5)	(120)	2	—	(16)	(4)	—

Income before income tax on shareholders return		85	25	—	(12)	—	111	3	—
Income tax on shareholders return		(12)	(2)	—	6	—	(14)	5	—

Net income		73	23	—	(6)	—	97	8	—

Net underlying earnings		27	21	30	22	18	48	38	24

Commissions and expenses		143	144	(1)	183	(22)	287	337	(15)
of which operating expenses		77	77	(1)	97	(20)	154	166	(7)

New life sales	6
Life single premiums		453	454	—	913	(50)	907	1,733	(48)
Life recurring premiums annualized		181	161	12	156	16	342	318	7

Total recurring plus 1/10 single		226	206	10	247	(9)	433	491	(12)

Life		13	14	(4)	15	(13)	27	30	(10)
Pensions		213	193	11	232	(8)	406	461	(12)

Total recurring plus 1/10 single		226	206	10	247	(9)	433	491	(12)

New premium production accident and health insurance		—	1	(93)	—	—	1	—	—

Gross deposits (on and off balance) by line of business
Variable annuities		—	—	—	—	—	—	2	—

Savings		57	44	30	59	(3)	102	99	3

Total gross deposits		57	44	30	59	(3)	102	101	—

Net deposits (on and off balance) by line of business
Variable annuities		(21)	(17)	(20)	(13)	(73)	(38)	(18)	(116)
Savings		51	40	28	58	(10)	92	97	(5)

Total net deposits / (outflows)		31	23	35	45	(32)	54	79	(32)

Platform assets under administration (balance end of period)		1,935	1,562	24	548	—	1,935	548	155

Revenue-generating investments

	Jun. 30,	Mar. 31,		Dec. 31,
	2014	2014	%	2013	%
Revenue-generating investments (total)	58,046	57,453	1	57,277	1

Investments general account	9,485	9,084	4	8,938	6
Investments for account of policyholders	48,229	48,091	—	48,101	—
Off balance sheet investments third parties	331	277	20	239	39

NEW MARKETS

•	Underlying earnings before tax increase 27% to EUR 62 million driven by higher earnings from Central & Eastern Europe and Asia

•	Net income amounts to EUR 35 million

•	New life sales up 26% to EUR 71 million due to strong performance in Asia and Spain

•	Gross deposits decline to EUR 3.8 billion driven by lower institutional sales

Underlying earnings before tax

In the second quarter, Aegon’s underlying earnings before tax from New Markets increased 27% to EUR 62 million, which was the result of higher earnings in Central & Eastern Europe and Asia.

•	Earnings from Central & Eastern Europe more than doubled to EUR 19 million, which was driven by the improved non-life result in Hungary, growth of the business and the use of updated mortality assumptions in Turkey.

•	Results from Aegon’s operations in Asia amounted to EUR 6 million, as the positive impact of strong sales growth in Hong Kong more than offset restructuring charges and higher expenses in the affinity marketing business.

•	Earnings from Spain & France declined slightly to EUR 9 million. The new joint venture with Banco Santander added EUR 5 million to underlying earnings. This offset the impact of expenses related to developing a direct distribution channel in Spain and the divestment of the joint venture with Unnim in the second quarter of 2013. The earnings contribution from partner La Mondiale in France was flat at EUR 7 million.

•	Results from Variable Annuities Europe amounted to EUR 3 million.

•	Earnings from Aegon Asset Management declined 7% to EUR 25 million as higher management fee income arising from growth of assets under management was more than offset by lower transaction fees.

Net income

The net income from Aegon’s operations in New Markets declined to EUR 35 million, as the second quarter of 2013 included the gain of EUR 102 million on the sale of the joint venture with Unnim. Impairments amounted to EUR 15 million, primarily due to the Hungarian foreign currency mortgage portfolio. Of this impairment, EUR 9 million was caused by new regulation on the determination of the adequate exchange rate to be used for the calculation of outstanding debt and interest payments. The Hungarian government has indicated that it will introduce further legislation to reduce foreign currency mortgage debt, which could result in additional impairments.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in New Markets increased to 8.4%. This was mainly the result of higher net underlying earnings and lower average capital. Average capital decreased following the impairment of intangible assets related to the Polish pension fund business in 2013. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 1% to EUR 163 million in the second quarter. Favorable exchange rate impacts were more than offset by higher expenses related to growth of the business in Asia, the development of the direct distribution channel and the joint venture with Banco Santander in Spain.

Sales

New life sales amounted to EUR 71 million and were up 26% compared to the second quarter of 2013.

•	In Central & Eastern Europe, new life sales declined 4% to EUR 25 million. Higher sales in Turkey, Hungary and the Czech Republic due to improved distribution productivity and growth of the tied-agent network were more than offset by adverse currency movements and lower sales in Poland that resulted from lower production in the broker and banking channels.

•	In Asia, new life sales increased 71% to EUR 32 million. This was mainly driven by higher sales of universal life products in Hong Kong. Expansion of distribution through brokers led to a significant increase in average case size.

•	New life sales in Spain were up 20% to EUR 14 million, as the sales contribution from the joint venture with Banco Santander more than offset the loss of sales from the joint venture with Unnim, which was divested in the second quarter of 2013. The joint venture with Banco Santander accounted for EUR 6 million of new life sales in the second quarter of 2014.

New premium production from Aegon’s accident and health insurance businesses declined to EUR 8 million, mainly driven by lower sales of the direct marketing activities in Japan and Australia. New premium production from Aegon’s general insurance business was up 33% to EUR 11 million, driven by the successful sales campaigns of the Banco Santander joint venture in Spain.

Gross deposits in New Markets were down to EUR 3.8 billion. Gross deposits in Aegon Asset Management declined to EUR 3.6 billion. This was mainly driven by lower institutional sales in the United States, which more than offset higher retail sales in the United Kingdom. Gross deposits in Asia declined by 29% to EUR 114 million driven by lower sales of variable annuities in Japan due to increased competition from alternative products.

Net deposits in New Markets increased 20% to EUR 2.7 billion in the second quarter, mainly driven by the launch of a money market fund in China.

Market consistent value of new business

The market consistent value of new business in New Markets increased 8% to EUR 27 million as the positive impact of the inclusion of the joint ventures with Banco Santander more than offset lower production and margins in Central & Eastern Europe.

Revenue-generating investments

Revenue-generating investments increased 8% to EUR 73 billion during the second quarter of 2014, driven by net inflows and positive market impacts.

New Markets c)

EUR millions	Notes	Q2 2014	Q1 2014%		Q2 2013%		YTD 2014	YTD 2013%
Underlying earnings before tax
Central Eastern Europe		19	19	—	9	101	38	25	45
Asia		6	—	—	2	197	6	11	(44)
Spain & France		9	10	(5)	10	—	19	21	(8)
Variable Annuities Europe		3	1	—	2	89	4	3	46
Aegon Asset Management		25	32	(21)	26	(7)	56	49	15

Underlying earnings before tax		62	61	2	49	27	123	109	13

Fair value items		1	7	(90)	(8)	—	8	(11)	—
Realized gains / (losses) on investments		2	2	9	1	—	4	3	42
Net impairments		(15)	(9)	(59)	4	—	(24)	(6)	—
Other income / (charges)		1	(2)	—	106	(99)	(1)	102	—

Income before tax		51	59	(14)	152	(67)	109	197	(44)
Income tax		(16)	(16)	1	(12)	(45)	(32)	(28)	(16)
Net income		35	43	(19)	140	(75)	77	169	(54)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		35	43	(19)	139	(75)	77	168	(54)
Non-controlling interests		—	—	—	1	—	—	1	—

Net underlying earnings		44	45	(3)	36	20	89	74	21

Commissions and expenses		240	233	3	237	1	473	467	1
of which operating expenses		163	156	5	161	1	320	318	—

New life sales	10
Life single premiums		317	205	54	175	81	522	322	62
Life recurring premiums annualized		39	42	(7)	39	1	81	87	(7)
Total recurring plus 1/10 single		71	62	14	56	26	133	119	11

Life		70	60	16	55	26	130	117	11
Associates		1	2	(68)	1	44	3	2	37
Total recurring plus 1/10 single		71	62	14	56	26	133	119	11

Central Eastern Europe		25	24	5	26	(4)	49	54	(10)
Asia		32	26	25	19	71	57	37	56
Spain & France		14	13	7	11	20	27	28	(6)

Total recurring plus 1/10 single		71	62	14	56	26	133	119	11

New premium production accident and health insurance		8	9	(18)	10	(22)	17	22	(24)
New premium production general insurance		11	10	11	8	33	20	14	50

Gross deposits (on and off balance)	10
Central Eastern Europe		57	58	(1)	57	(1)	114	114	—
Asia		114	138	(17)	160	(29)	252	255	(1)
Spain & France		1	1	(34)	1	(40)	1	8	(83)
Variable Annuities Europe		87	85	3	110	(21)	172	232	(26)
Aegon Asset Management		3,585	4,147	(14)	5,527	(35)	7,732	7,809	(1)
Total gross deposits		3,844	4,428	(13)	5,855	(34)	8,272	8,418	(2)

Net deposits (on and off balance)	10
Central Eastern Europe		41	(1,494)	—	39	5	(1,453)	4	—
Asia		108	132	(18)	152	(29)	240	222	8
Spain & France		(1)	(1)	50	(3)	75	(2)	(6)	64
Variable Annuities Europe		(14)	(17)	19	(2)	—	(30)	(16)	(85)
Aegon Asset Management		2,552	(1,546)	—	2,047	25	1,006	2,174	(54)

Total net deposits / (outflows)		2,687	(2,927)	—	2,233	20	(240)	2,378	—

Revenue-generating investments

	Jun. 30, 2014	Mar. 31, 2014%		Dec. 31, 2013%
Revenue-generating investments (total)	73,446	67,953	8	70,705	4

Investments general account	3,923	3,603	9	3,396	16
Investments for account of policyholders	6,710	6,450	4	6,357	6
Off balance sheet investments third parties	62,813	57,899	8	60,951	3

Market consistent value of new business

	MCVNB					MCVNB
EUR millions, after tax	Q2 2014	Q1 2014%		Q2 2013%		YTD 2014	YTD 2013%
Americas	134	152	(12)	114	18	286	209	37
The Netherlands	60	39	56	42	43	99	137	(27)
United Kingdom	(2)	1	—	21	—	—	42	—
New Markets	27	32	(13)	25	8	59	46	28

Total	221	223	(1)	202	9	444	434	2

Modeled new business: APE

		Premium business APE					Premium business APE
EUR millions	Notes	Q2 2014	Q1 2014%		Q2 2013%		YTD 2014	YTD 2013%
	7
Americas		347	358	(3)	279	25	705	584	21
The Netherlands		62	81	(23)	75	(17)	143	163	(12)
United Kingdom		278	250	11	294	(6)	528	580	(9)
New Markets		130	118	10	93	39	247	201	23

Total		817	806	1	741	10	1,623	1,528	6

Modeled new business: Deposits
		Deposit business Deposits					Deposit business Deposits
EUR millions	Notes	Q2 2014	Q1 2014%		Q2 2013%		YTD 2014	YTD 2013%
	7
Americas		4,693	5,021	(7)	5,507	(15)	9,713	10,025	(3)
United Kingdom		—	—	—	—	—	—	2	—
New Markets		204	225	(9)	270	(24)	429	481	(11)

Total		4,897	5,246	(7)	5,777	(15)	10,143	10,508	(3)

MCVNB/PVNBP summary
		Premium business				Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q2 2014%			%	YTD 2014%			%
	8
Americas		72	1,698	4.2	20.7	144	3,213	4.5	20.4
The Netherlands		67	1,874	3.6	106.6	113	3,535	3.2	78.7
United Kingdom		(2)	1,740	(0.1)	(0.5)	—	3,369	—	—
New Markets		26	1,188	2.2	19.9	55	2,217	2.5	22.4

Total		163	6,500	2.5	19.9	311	12,335	2.5	19.2

		Deposit business				Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q2 2014%			%	YTD 2014%			%
	8
Americas		62	6,922	0.9	1.3	142	14,602	1.0	1.5
The Netherlands		(6)	137	(4.4)	—	(13)	302	(4.4)	—
New Markets		2	233	0.7	0.8	4	497	0.8	0.9

Total		58	7,292	0.8	1.2	133	15,401	0.9	1.3

Currencies

Income statement items: average rate 1 EUR = USD 1.3704 (2013: USD 1.3124).

Income statement items: average rate 1 EUR = GBP 0.8212 (2013: GBP 0.8502).

Balance sheet items: closing rate 1 EUR = USD 1.3692 (2013: USD 1.2999; year-end 2013: USD 1.3780).

Balance sheet items: closing rate 1 EUR = GBP 0.8008 (2013: GBP 0.8570; year-end 2013: GBP 0.8320).

OPERATIONAL HIGHLIGHTS – FIRST SIX MONTHS OF 2014

Underlying earnings before tax

Aegon’s underlying earnings before tax in the first half of 2014 increased 7% to EUR 1,012 million compared to the first half of 2013. Strong net deposits and higher markets for the fee-based businesses in the Americas, higher margins and investment income in the Netherlands and improved persistency in the United Kingdom, more than offset unfavorable mortality and the impact of unfavorable currency exchange rates.

Underlying earnings from the Americas declined 2% to EUR 633 million as a result of adverse currency movements. On a local currency basis, underlying earnings from the Americas increased 2%. Higher earnings from growth in variable annuity, mutual fund and pension balances, resulting from both financial markets and net inflows, more than offset unfavorable mortality and lower earnings from fixed annuities. Aegon expects to update its mortality assumptions in the United States as part of the annual assumption review during the third quarter. This includes supplementing the company’s own emerging mortality experience with the results of recent old-age industry studies, which is expected to result in more conservative mortality assumptions.

In the Netherlands, underlying earnings increased 20% to EUR 259 million. This was mainly driven by improved earnings from Non-life, higher investment income, lower funding costs and improved margins on savings.

Underlying earnings from Aegon’s operations in the United Kingdom were up 32% to EUR 58 million in the first half of 2014 as the benefit of higher equity markets and improved persistency more than offset additional investments in technology.

In Aegon’s New Markets businesses, underlying earnings increased 13% to EUR 123 million. Higher earnings from Central & Eastern Europe and Aegon Asset Management more than offset lower earnings in Asia and Spain.

The underlying loss from the holding improved 14% to EUR 63 million. This was primarily the result of lower net interest costs following deleveraging and a one-time benefit related to interest on taxes.

Net income

Net income increased to EUR 735 million due to higher underlying earnings, improved fair value results, higher realized gains on investments and lower impairments.

Fair value items

The results from fair value items improved by 33% and amounted to a loss of EUR 379 million. The loss was mainly driven by hedging programs in the United States and the Netherlands and model updates in the Netherlands. Aegon will implement further model updates in the third quarter of 2014.

Realized gains on investments

Realized gains on investments increased to EUR 308 million, and were primarily related to portfolio repositioning in the Netherlands, de-risking in the United Kingdom and gains on equity investments in the Netherlands and the Americas.

Net impairment charges

Impairments declined by 86% to EUR 11 million and were mainly related to the foreign currency residential mortgage portfolio in Hungary. The Hungarian government has indicated that it will introduce further legislation to reduce foreign currency mortgage debt, which could result in additional impairments. The improvement compared to last year was the result of the favorable credit environment in the United States where impairments remained low and were more than offset by recoveries.

Other income

Other charges amounted to EUR 20 million and were primarily related to restructuring costs in the United Kingdom.

Run-off businesses

The results of run-off businesses improved to EUR 13 million as earnings in the first half of 2013 included a charge related to the faster than anticipated transfer of reinsurance assets.

Income tax

Income tax amounted to EUR 189 million in the first half of 2014. The effective tax rate on underlying earnings was 26%. The effective tax rate on income before tax was 20%, driven by tax exempt income in the United States and in the Netherlands.

Return on equity

Return on equity increased to 8.6% for the first half of 2014, compared to 7.6% for the first half of 2013. The increase was driven primarily by higher net underlying earnings and deleveraging. Return on equity for Aegon’s ongoing businesses, excluding the run-off businesses, amounted to 9.3% over the same period.

Operating expenses

In the first half, operating expenses declined 2% to EUR 1,589 million mainly as a result of a lower restructuring expenses and favorable currency exchange rates.

Sales

Compared to the first half of 2013, Aegon’s total sales increased 12% to EUR 4.2 billion. Gross deposits increased 17%, driven by the variable annuity and retirement businesses in the United States and Aegon Asset Management. Net deposits, excluding run-off businesses, amounted to EUR 5.4 billion, up 2% despite the loss of several large mandates in Aegon Asset Management and outflow from the Polish pension business due to legislative changes.

New premium production for accident and health insurance increased 25% to EUR 497 million, mainly due to several portfolio acquisitions, which were the result of new distribution agreements.

New life sales declined 5%, driven mainly by lower pension production in the United Kingdom as the first half of 2013 was particularly strong due to the introduction of the Retail Distribution Review. In the Americas, new life sales were up 3%, primarily driven by higher sales of universal life products with secondary guarantees, which was partly offset by adverse currency movements.

Market consistent value of new business

The market consistent value of new business increased to EUR 444 million, driven primarily by strong sales growth and higher interest rates in the United States.

Revenue-generating investments

Revenue-generating investments increased 6% during the first half 2014 to EUR 503 billion, driven by net inflows and positive market movements, crossing the half trillion euro mark for the first time in the company’s history.

Capital management

Shareholders’ equity increased EUR 2.7 billion compared to the end of 2013 to EUR 20.3 billion at June 30, 2014. This was driven by retained earnings and lower interest rates, resulting in higher revaluation reserves. The revaluation reserves increased by EUR 2.4 billion to EUR 5.4 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 15.9 billion - or EUR 7.53 per common share at the end of the first half.

The gross leverage ratio improved to 31.2% compared to the year-end 2013 level of 33.3%, driven by higher retained earnings and lower leverage as a result of deleveraging. Excess capital in the holding decreased to EUR 1.7 billion from EUR 2.2 billion at the end of 2013, as dividends paid to the holding were offset by the payment of dividends to shareholders, deleveraging, interest payments and operating expenses.

At June 30, 2014, Aegon’s Insurance Group Directive (IGD) ratio remained strong at 211%. The capital in the United States was USD 0.8 billion above the S&P AA target level, as the impact of dividends paid to the holding was more than offset by earnings generation and the benefit of a new redundant reserve financing solution. The IGD ratio in the Netherlands, excluding Aegon Bank, remained level at ~240%, as earnings generated were offset by the negative impact of model updates and higher employee pension liabilities. The Pillar I ratio in the United Kingdom, including the with-profit fund, decreased to ~145%, compared to 150% at year-end 2013, driven mostly by portfolio de-risking and additional costs related to business transformation and technology.

Effective March 15, 2014 Aegon redeemed junior perpetual capital securities with a coupon of 6.875% and a principal amount of USD 550 million. Effective June 15, Aegon redeemed the perpetual capital securities with a coupon of 7.25% issued in 2007 and a principal amount of USD 1,050 million. The latter transaction was largely financed by the issuance of EUR 700 million subordinated notes with a coupon of 4% on April 25. As a result of these actions, Aegon’s fixed charge cover is expected to increase by approximately 1.4 times on an annualized basis.

Operational free cash flows

Operational free cash flows in the first half of 2014 were EUR 701 million. Excluding one-time items of EUR 54 million and market impacts of EUR 23 million, operational free cash flows amounted to EUR 624 million. The one-items were primarily related to the benefit from the new redundant reserves financing solution in the United States, which more than offset model updates in the Netherlands and business transformation costs and the impact of de-risking in the United Kingdom. The market movements were mainly the result of lower interest rates, which was partly offset by the positive impact of narrowing credit spreads.

ADDITIONAL INFORMATION

The Hague – August 14, 2014

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s Q2 2014 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 212 444 0481

United Kingdom: +44 203 427 1900

The Netherlands: +31 20 716 8296

Two hours after the conference call, a replay will be available on aegon.com.

Aegon’s roots go back more than 150 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 25 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
3)	The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exeption of an allowance for liquidity premium. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.
4)	Return on equity is a ratio using a non-GAAP measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.
5)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
6)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.
7)	APE = recurring premium + 1/10 single premium.
8)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable).
9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q2 2014	YTD 2014
Employee expenses	506	982
Administrative expenses	276	552

Operating expenses for IFRS reporting	782	1,533
Operating expenses related to jv’s and associates	28	55

Operating expenses in earnings release	810	1,589

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates in consolidated on a proportionate basis.
11)	Operational free cash flows reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Operational free cash flows is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric for that period and after investments in new business. Operational free cash flow is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that operational free cash flows provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of operational free cash flows are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to operational free cash flows.
a)	The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.
c)	2013 comparative figures have been enhanced with the impacts of voluntary accounting policies changes related to the deferral of policy acquisition costs and longevity reserving in the Nederlands which are effective January 1, 2014 as announced on January 22, 2014.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax, income before tax and market consistent value of new business. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that its non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro or the potential independence of Scotland from the United Kingdom;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.